Exhibit 99.1

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

SEASPAN REPORTS FINANCIAL RESULTS FOR THIRD QUARTER
AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND
DECLARES QUARTERLY DIVIDEND OF $0.44625 PER SHARE

COMPANY INTENDS TO INCREASE DIVIDEND BY 6.4% TO $0.475 PER SHARE FOR THE FOURTH QUARTER OF 2007

Hong Kong, China, October 29, 2007 – Seaspan (NYSE: SSW) announced today the financial results for the third quarter and nine months ended September 30, 2007.

Gerry Wang, Chief Executive Officer of Seaspan, stated, “During the third quarter and nine-month period ended September 30, 2007, we maintained our focus on growing our fleet and expanding our leading industry position, which led to an increase in distributable cash of 81.2% and 74.2%, respectively, from the same periods in 2006. While our results were affected by a non-cash loss from fixed interest rate swap agreements, we accomplished important objectives during the third quarter related to the continued execution of our growth plan. Specifically, we signed contracts in September to build eight new 13,100 TEU container vessels at Hyundai Heavy Industries, which will be chartered over the long term to COSCO Container Lines Co., Ltd., referred to as “COSCON”, at an attractive fixed rate. With this accretive transaction, we have expanded our contracted fleet to a total of 63 vessels with secured revenues of more than $6.5 billion. Additionally, this transaction further strengthens our relationship with COSCON, one of the leading global container liners, and provides us access to the largest class of containerships currently available as we take advantage of the positive industry fundamentals.”

Mr. Wang added, “In support of our growth initiatives, we also took active measures in the third quarter to maintain our financial strength. First, we completed a $920.0 million revolving credit facility. We also raised net proceeds of $142.5 million in August from an equity offering.  We believe our significant financial flexibility through our revolver loan and equity offering will

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enable us to continue to execute our acquisition strategy going forward while distributing sizable dividends to shareholders”.

Third Quarter 2007 and Year-to-Date Financial Highlights:

In the quarter and nine month period ended September 30, 2007, Seaspan:

	Quarter ended September 30,				Quarter ended September 30,
			Change				Change
	2007	2006	$	%	2007	2006	$	%
Reported net earnings (loss)	$(38,625)	$9,262	$(47,887)	(517.0%)	$9,624	$26,566	$(16,942)	(63.8%)
Normalized net earnings[1]	16,124	9,527	6, 597	69.2%	45,051	26,930	18,121	67.3%
Earnings (loss) per share	(0.70)	0.26	(0.96)	(369.2%)	0.19	0.74	(0.55)	(74.3%)
Normalized earnings per share[1]	0.29	0.26	0.03	11.5%	0.87	0.75	0.12	16.0%

•
Reported net loss and per share amounts for the quarter and the nine month period ended September 30, 2007 that were affected by non-cash unrealized losses from the change in fair value of financial instruments for our fixed interest rate swaps.  These non-cash unrealized losses, which do not represent results from our operations or business, were $54.7 million and $34.8 million, respectively.  Accordingly, reported results for the quarter were a net loss of $38.6 million and net earnings of $9.6 million for the nine months.

•
Increased normalized net earnings[1], which exclude the non-cash unrealized loss from interest rate swap agreements, by $6.6 million, or 69.2%, to $16.1 million for the quarter from $9.5 million for the comparable prior year’s quarter.  Normalized net earnings[1] increased by $18.1 million, or 67.3%, to $45.1 million for the nine month period from $26.9 million for the comparable period last year.

•
Reported loss per share of  $0.70, which includes the non-cash unrealized loss from fixed interest rate swap agreements, for the quarter and earnings per share of $0.19 for the nine months compared to earnings per share of $0.26 and $0.74, respectively, for the comparable period last year.

•
Increased normalized earnings per share[1] by $0.03, or 11.5%, to $0.29 for the quarter from $0.26 for the comparable quarter last year.  Normalized earnings per share[1] increased by $0.12, or 16.0%, to $0.87 for the nine month period from $0.75 for the comparable period last year.

1 Normalized net earnings and normalized earnings per share are non-GAAP measures that are adjusted for non-cash items such as the change in fair value of financial instruments and write-off on debt refinancing.  Please read “Reconciliation of Non-GAAP Financial Measures for the Quarter and Nine Months Ended September 30, 2007 – Description of Non-GAAP Financial Measures – Normalized Net Earnings and Normalized Earnings per Share” on page 13 for a description of Normalized Net Earnings and a reconciliation of net earnings to normalized net earnings.

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•
Generated $29.7 million of cash available for distribution[2] for the quarter, an increase of 81.2%, or $13.3 million from $16.4 million for the prior year’s quarter.  Cash available for distribution[2] increased by 74.2%, or $34.8 million, to $81.6 million for the nine month period compared to $46.8 million for the comparable period last year.

Third Quarter 2007 Operational Highlights:

In the quarter ended September 30, 2007, Seaspan:

•
Paid a quarterly dividend $0.44625 per share on August 10, 2007 for the second quarter ended June 30, 2007 and declared a dividend of $ 0.44625 per share payable on November 14, 2007  for the third quarter ended September 30, 2007.

•
Accepted delivery of the 9600 TEU CSCL Long Beach on July 5, 2007.  The CSCL Long Beach is the last of the 23 vessels of the original contracted fleet at the time of our initial public offering and is chartered to China Shipping Container Lines (Asia) Co., Ltd.

•	Accepted delivery of the 3500 TEU COSCO Yingkou on July 5, 2007. The COSCO Yingkou is the second of eighteen Seaspan vessels to be chartered to COSCON.

•
Raised $142.5 million in net proceeds on August 17, 2007 in an underwritten public offering for 4,500,000 common shares.  The proceeds were used primarily for the repayment of debt to provide additional liquidity for the acquisition of new ships.

•
Increased our contracted fleet to 63 vessels by signing agreements with Hyundai Heavy Industries Co., Ltd. and its subsidiary, Hyundai Samho Heavy Industries Co., Ltd. to acquire eight 13,100 TEU new build vessels.  The vessels are scheduled to be delivered between January and October 2011.  The total delivered costs are expected to be approximately $181.0 million per vessel.  We concurrently entered into 12-year charter agreements for these vessels with COSCON at a rate of $55,000 per vessel per day.  Once all eight vessels are delivered, it is expected that they will contribute annual EBITDA of $136.0 million.

•
Completed a $920.0 million revolving credit facility led by DnB NOR Bank ASA, with Credit Suisse, the Export-Import Bank of China, Industrial and Commercial Bank of China Limited, and Sumitomo Mitsui Banking Corporation, Brussels Branch as mandated lead arrangers to finance the following vessels under construction:

- Two 2500 TEU vessels chartered to Kawasaki Kisen Kaisha, Ltd.;

- Four 4250 TEU vessels chartered to Compania SudAmerica de Vapores SA; and

- Eight 8500 TEU vessels chartered to an affiliate of COSCON.

2 Cash available for distribution is a non-GAAP measure that is adjusted for depreciation, net interest expense, amortization of deferred charges, stock-based compensation, prepaid dry-dock, and the change in fair value of financial instruments.  Please read “Reconciliation of Non-GAAP Financial Measures for the Quarter and Nine Months Ended September 30, 2007 – Description of Non-GAAP Financial Measures – Cash Available for Distribution” on page 12 for a description of Cash Available for Distribution and a reconciliation of net earnings to Cash Available for Distribution.

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Results for the Quarter and Nine Months Ended September 30, 2007:

Revenue

Revenue increased by 79.8%, or $24.1 million, to $54.2 million for the quarter, from $30.1 million for the comparable quarter last year.  The increase was mainly the result of 12 vessels delivered subsequent to the third quarter of 2006. Expressed in vessel operating days, the Company’s primary revenue driver, these 12 vessels contributed $23.8 million in revenue or 1,058 of the 2,622 operating days in the quarter.

	Quarter ended September 30,				Nine months ended September 30,
			Increase				Increase
	2007	2006	Days	%	2007	2006	Days	%
Operating days	2,622	1,551	1,071	69.1	7,079	4,236	2,843	67.1%
Ownership days	2,660	1,553	1,107	71.3	7,161	4,299	2,862	66.6%

Operating days increased by 69.1% or 1,071 days to 2,622 days in the third quarter from 1,551 operating days in the comparable quarter last year. There was no significant unscheduled off-hire during the third quarter of 2007.

For the nine month period, revenue increased by 74.3%, or $61.5 million, to $144.3 million compared with $82.8 million for the same period in 2006, which was primarily due to the addition to Seaspan’s fleet of 12 vessels. The delivery of these 12 vessels contributed 2,467 of the 7,079 operating days which increased revenue by $54.7 million for the nine months ended September 30, 2007.

We incurred 38 days of off-hire for the quarter, which impacted revenue by $0.9 million. This was due mainly to scheduled special surveys in the quarter. Accordingly, vessel utilization was 98.6% for the quarter ended compared to 99.9% for the same quarter in 2006.

Ship Operating Expense

Ship operating expense increased by 73.7%, or $5.3 million, to $12.4 million in the quarter, from $7.1 million in the comparable prior year’s quarter.  The increase was due to the addition to the Company’s fleet of 12 vessels, which are based on fixed daily operating rates for each vessel. Stated in ownership days, our primary driver for ship operating expense, these 12 deliveries contributed 1,096 of 2,660 and 2,520 of 7,161 ownership days, respectively, for the quarter and nine month period.

For the nine month period, ship operating expense increased by 69.9% or $13.7 million, to $33.3 million as compared to $19.6 million for the same period last year.  Again, this was due to the 12 deliveries.

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Depreciation

Depreciation increased by 104.6%, or $7.0 million, to $13.7 million in the quarter from $6.7 million for the comparable prior year’s quarter. The increase was due to the 12 vessels added to the Company’s fleet and the increase in number of ownership days.

For the nine month period, depreciation increased by 96.1%, or $17.9 million, to $36.4 million as compared to $18.6 million for the same period in 2006. This was mainly due to the addition of 12 vessels to Seaspan’s fleet and the increase in number of ownership days.

General and Administrative Expenses

General and administrative expenses increased by 54.3%, or $0.5 million, to $1.4 million in the quarter, from $0.9 million in the comparable prior year’s quarter. This increase is primarily due to non-cash share based compensation expense of $0.4 million that reflected an 11.2% increase in the weighted average share price on a year over year basis.

For the nine months ended, general and administrative expenses increased by 40.7%, or $1.2 million, to $4.3 million as compared to $3.0 million for the same period in 2006.  Again, this increase is primarily due to non-cash share based compensation expense of $1.0 million that reflected the share price increase on these granted shares.

Interest Expense

Interest expense was $10.5 million for the quarter ended and $25.7 million for the nine months ended as compared with $4.8 million and $11.5 million for the comparable quarter and nine month period in the prior year. The increase was due to the additional funds drawn under Seaspan’s credit facility to fund the 12 new operating vessels delivered subsequent to the third quarter of 2006.

Write-off on Debt Refinancing

As a result of the amendment of our $1.0 billion credit agreement, Seaspan wrote-off $0.6 million of unamortized financing fees, a non-cash charge, during the quarter ended June 30, 2007.

Change in Fair Value of Financial Instruments

During the quarter and nine months ended September 30, 2007, the loss from the change in fair value of financial instruments was $54.7 million and $34.8 million, respectively, as compared to $0.3 million and $0.4 million losses respectively for the comparable periods in the prior year.  The change in fair value of financial instruments is included in other expenses, which is not part of operating earnings and has no cash impact.  The financial instruments consist entirely of interest rate swaps that the Company enters to lock in the return on its acquisitions and provide predictable long term earnings and distribution to its shareholders.

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Distributable Cash2

During the quarter and nine months ended September 30, 2007, the Company generated $29.7 million and $81.6 million, respectively, of cash available for distribution2, as compared to $16.4 million and $46.8 million for the comparative periods in 2006.  This represents an increase of $13.3 million, or 81.2%, and $34.8 million, or 74.2%, for the quarter and nine months ended September 30, 2007 as compared to the same periods in 2006.

Dividend Declared:

Seaspan declared a quarterly cash dividend of $0.44625, representing a total cash distribution of $25.7 million.  The cash dividend is payable on November 14, 2007 to all shareholders of record as of November 2, 2007.

Mr. Wang concluded, “With our dividend of $0.44625 per share for the third quarter of 2007, Seaspan has declared cumulative dividends of $3.715 per share since our IPO in August 2005. Based on the considerable success we have achieved in expanding our fleet, including 22 contracted vessels to date in 2007, and growing our locked-in revenue stream, we are pleased to announce our board intends to increase our quarterly dividend by 6.4% to $0.475 per share beginning in the fourth quarter 2007, subject to any unforeseen developments. This represents the second increase in our quarterly dividend since going public following our initial increase of 5% in January 2007.  We remain dedicated to increasing our dividends in both the short term and the long term for the benefit of Seaspan’s shareholders as we continue to expand our available cash flows for distribution over the long term.”

Fleet Utilization:

Seaspan’s fleet was utilized 98.6% and 98.9% for the quarter and nine months ended September 30, 2007 respectively compared to 99.9% and 98.5% for the comparable periods in the prior year.  There was no material unscheduled off-hire during the quarter.

The following tables summarize vessel utilization and the impact of the off-hire time incurred for special surveys and vessel repairs on the Company’s revenues for the third quarter:
	Third Quarter		Second Quarter		First Quarter		Year to Date
	2007	2006	2007	2006	2007	2006	2007	2006
Vessel Utilization:
Ownership Days	2,660	1,553	2,405	1,450	2,096	1,296	7,161	4,299
Less Off-hire Days:
Scheduled 5-Year Survey	(28)	—	—	—	(33)	(20)	(61)	(20)
Incremental Due to Rudder Horn Repair	—	—	—	—	(9)	(17)	(9)	(17)
Grounding	—	—	—	(24)	—	—	—	(24)
Other	(10)	(2)	(1)	—	(1)	—	(12)	(2)
Operating Days	2,622	1,551	2,404	1,426	2,053	1,259	7,079	4,236
Vessel Utilization	98.6%	99.9%	99.9%	98.3%	97.9%	97.1%	98.9%	98.5%

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	Third Quarter		Second Quarter		First Quarter		Year to Date
	2007	2006	2007	2006	2007	2006	2007	2006
Revenue (in thousands)
Revenue — Impact of Off-Hire:
100% Utilization	$55,048	$30,174	$48,995	$28,267	$42,087	$25,470	$146,130	$83,911
Less Off-hire:
Scheduled 5-Year Survey	(664)	—	—	—	(694)	(360)	(1,358)	(360)
Incremental Due to Rudder Horn Repair	—	—	—	—	(171)	(303)	(171)	(303)
Grounding	—	—	—	(438)	—	—	—	(438)
Other(3)	(217)	(41)	(119)	—	6	—	(330)	(41)
Actual Revenue Earned	$54,167	$30,133	$48,876	$27,829	$41,228	$24,807	$144,271	$82,769

_____________________________
(3)    Other includes charterer deductions that are not related to off-hire.

The following table summarizes the number of vessels in Seaspan’s fleet as it takes scheduled delivery:

		As of	Forecasted
TEU Vessel Size		September 30,	Year Ending December 31,
Class	Actual	2007	2007	2008	2009	2010	2011

13100	13092	—	—	—	—	—	8
9600	9580	2	2	2	2	2	2
8500	8468	2	2	2	4	10	10
5100	5087	—	—	—	4	4	4
4800	4809	4	4	4	4	4	4
4250	4253	19	19	19	23	23	23
3500	3534	2	2	2	2	2	2
2500	2546	—	—	2	8	10	10
Operating Vessels		29	29	31	47	55	63
Actual Capacity (TEU)		143,207	143,207	148,299	217,871	273,771	378,507

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan's contracted fleet of 63 containerships consists of 29 containerships in operations and 34 containerships to be delivered over approximately the next 4 years. Seaspan's operating fleet of 29 vessels has an average age of approximately 4 years and an average remaining charter period of approximately 8 years. The 34 vessels that Seaspan has contracted to purchase are already committed to long-term time charters averaging approximately 11 years in duration from delivery. Seaspan's customer base consists of seven of the world's largest liner companies, including China Shipping Container Lines, A.P. Moller-Maersk, Mitsui O.S.K. Lines, Hapag-Lloyd, COSCO Container Lines, K-Line and CSAV.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

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Conference Call and Webcast

Seaspan will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Monday, October 29, 2007, at 5:30 a.m. PT / 8:30 a.m. ET. Participants should call 877-723-9523 (US/Canada) or 719-325-4771 (International) and request the Seaspan call. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 or 719-457-0820 and enter replay passcode 8090848. The recording will be available from October 29, 2007 at 9:00 a.m. PT / 12:00 p.m. ET through to November 12, 2007 at 8:59 p.m. PT / 11:59 p.m. ET. A live broadcast of the earnings conference call will also be available via the Internet at www.seaspancorp.com in the Investor Relations section under Events and Presentations. The webcast will be archived on the site for one year.

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SEASPAN CORPORATION
UNAUDITED BALANCE SHEET
AS AT SEPTEMBER 30, 2007
(IN THOUSANDS OF US DOLLARS)

	September 30, 2007	December 31, 2006
Assets		(As adjusted)(4)
Current assets:
Cash and cash equivalents	$13,434	$92,227
Accounts receivable	631	641
Prepaid expenses	4,738	3,787
	18,803	96,655

Vessels	2,082,844	1,198,782

Deferred charges	16,378	7,879

Other assets	4,664	3,189

Fair value of financial instruments	7,096	10,711
	$2,129,785	$1,317,216

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$10,673	$5,607
Deferred revenue	2,498	5,560
	13,171	11,167

Long-term debt (operating vessels)	632,152	464,347
Long-term debt (vessels under construction)	471,623	98,856
Fair value of financial instruments	54,354	15,831

	1,171,300	590,201

Share Capital	575	475
Additional paid-in capital	1,046,076	748,410
Retained deficit	(76,608)	(17,658)
Accumulated other comprehensive loss	(11,558)	(4,212)

Total shareholders’ equity	958,485	727,015
	$2,129,785	$1,317,216

(4) Effective January 1, 2007, Seaspan adopted FASB Staff Position (“FSP”) AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities.  Previously, Seaspan accounted for dry-dock activities using the Accrue-in-advance method.  Seaspan has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

Seaspan has applied FSP AUG AIR-1 retrospectively.  As a result, certain comparative figures as of December 31, 2006 and for the three and nine months ended September 30, 2006 have been adjusted.  The effect of the adjustment is an increase to Seaspan’s net earnings of $0.4 million and $1.1 million respectively for the three and nine months ended September 30, 2006.  As at December 31, 2006, the effect of the adjustment to Seaspan’s balance sheet is an increase in other assets of $1.9 million and a decrease in retained deficit of $1.9 million.

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SEASPAN CORPORATION
UNAUDITED STATEMENT OF OPERATIONS AND RETAINED EARNINGS FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2007
(IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)

	Quarter ended September 30, 2007	Quarter ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
		(As adjusted)(4)		(As adjusted)(4)

Revenue	$54,167	$30,133	$144,271	$82,769

Operating expenses:
Ship operating	12,403	7,141	33,313	19,610
Depreciation	13,686	6,690	36,422	18,570
General and administrative	1,412	915	4,254	3,024
	27,501	14,746	73,989	41,204

Operating earnings	26,666	15,387	70,282	41,565

Other expenses (earnings):
Interest expense	10,543	4,770	25,670	11,461
Interest income	(1,220)	(113)	(3,335)	(362)
Undrawn credit facility fee	828	710	2,076	2,059
Amortization of deferred charges	391	493	820	1,477
Write-off on debt refinancing	—	—	635	—
Change in fair value of financial instruments	54,749	265	34,792	364
	65,291	6,125	60,658	14,999

Net earnings (loss)	(38,625)	9,262	9,624	26,566

Retained earnings (deficit), beginning of period	(14,313)	(6,831)	(17,658)	6,471
Dividends on common shares	(23,670)	(15,303)	(68,574)	(45,909)
Retained earnings (deficit), end of period	(76,608)	$(12,872)	(76,608)	$(12,872)

Weighted average number of shares (in millions)
Basic and Diluted	55.2	36.0	51.5	36.0

Earnings (loss) per share, basic and diluted	$(0.70)	$0.26	$0.19	$0.74

(4) Refer to footnote on page 9

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SEASPAN CORPORATION
UNAUDITED STATEMENT OF CASH FLOWS
FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2007
(IN THOUSANDS OF US DOLLARS)

	Quarter ended September 30, 2007	Quarter ended September 30, 2006	Nine months endedS eptember 30, 2007	Nine months ended September 30, 2006
		(As adjusted)(4)		(As adjusted)(4)
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$(38,625)	$9,262	$9,624	$26,566
Items not involving cash:
Depreciation	13,686	6,690	36,422	18,570
Stock-based compensation	297	76	892	227
Amortization of deferred charges	391	493	820	1,477
Write-off on debt financing	—	—	635	—
Change in fair value of financial instruments	54,749	265	34,792	364
Change in assets and liabilities	(3,130)	(827)	(2,304)	(2,375)
Cash from operating activities	27,368	15,959	80,881	44,829

Financing activities:
Common shares issued, net of share issue costs	142,513	—	296,874	—
Draws on credit facilities (operating vessels)	115,956	118,774	321,805	289,454
Draws on credit facilities (vessels under construction)	179,280	16,500	372,767	35,000
Repayment of credit facility	(154,000)	—	(154,000)	—
Deferred financing fees incurred	(4,195)	(257)	(8,156)	(1,911)
Dividends on common shares	(23,670)	(15,303)	(68,574)	(45,909)
Cash from financing activities	255,884	119,714	760,716	276,634

Investing activities:
Expenditures for vessels	(166,763)	(56,894)	(447,162)	(227,574)
Deposits on vessels	(212,777)	(79,294)	(472,993)	(99,850)
Intangible assets	(207)	—	(235)	—
Cash used in investing activities	(379,747)	(136,188)	(920,390)	(327,424)

Increase (decrease) in cash and cash equivalents	(96,495)	(515)	(78,793)	(5,961)

Cash and cash equivalents, beginning of period	109,929	10,272	92,227	15,718

Cash and cash equivalents, end of period	$13,434	$9,757	$13,434	$9,757

(4) Refer to footnote on page 9

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SEASPAN CORPORATION
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2007
 (IN THOUSANDS OF US DOLLARS)

Description of Non-GAAP Financial Measures

A. Cash Available for Distribution

Cash available for distribution represents net earnings adjusted for depreciation, net interest expense, amortization of deferred charges, stock-based compensation, prepaid dry-dock, and the change in fair value of financial instruments.  Cash available for distribution is a non-GAAP quantitative standard used to assist in evaluating a company’s ability to make quarterly cash dividends.  Cash available for distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings or any other indicator of Seaspan’s performance required by accounting principles generally accepted in the United States.

	Quarter ended September 30, 2007	Quarter ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
		(As adjusted)(4)		(As adjusted)(4)

Net earnings (loss)	$(38,625)	$9,262	$9,624	$26,566
Add:
Depreciation	13,686	6,690	36,422	18,570
Interest expense	10,543	4,770	25,670	11,461
Amortization of deferred charges	391	493	820	1,477
Write-off on debt financing	—	—	635	—
Share-based compensation	297	76	892	227
Change in fair value of financial instruments	54,749	265	34,792	364
Less:
Prepaid dry-dock	(705)	(389)	(1,867)	(1,062)
Interest income	(1,220)	(113)	(3,335)	(362)
Net cash flows before cash interest payments	39,116	21,054	103,653	57,241
Less:
Cash interest paid on operating vessels	(10,671)	(4,797)	(25,414)	(10,756)
Add:
Cash interest received	1,220	113	3,377	362
Cash available for distribution	$29,665	$16,370	$81,616	$46,847

(4) Refer to footnote on page 9

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SEASPAN CORPORATION
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2007
 (IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)

Description of Non-GAAP Financial Measures

B. Normalized Net Earnings and Normalized Earnings per share

Normalized net earnings represent net earnings adjusted for non-cash items such as the change in fair value of financial instruments and write-off on debt refinancing.  We believe that the presentation of normalized net earnings is useful because investors and securities analysts frequently adjust net earnings for non-cash and non-recurring items to evaluate companies in our industry.  Normalized net earnings are a non-GAAP quantitative standard used to assist in evaluating a company’s overall operating performance and liquidity because normalized net earnings eliminates the effects the impact of non-cash items that do not impact our operating performance or our ability to distribute cash to our shareholders.

Normalized net earnings is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings or any other indicator of Seaspan’s performance required by accounting principles generally accepted in the United States.  Normalized earnings per share are calculated using the normalized net earnings and weighted average number of shares.

	Quarter ended September 30, 2007	Quarter ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
		(As adjusted)(4)		(As adjusted)(4)

Net earnings (loss)	$(38,625)	$9,262	$9,624	$26,566
Add:
Change in fair value of financial instruments	54,749	265	34,792	364
Write-off on debt refinancing	—	—	635	—
Normalized net earnings	$16,124	$9,527	$45,051	$26,930

Weighted average number of shares (in millions)
Basic and Diluted	55.2	36.0	51.5	36.0

Earnings per share, basic and diluted
Reported	$(0.70)	$0.26	$0.19	$0.74

Normalized	$0.29	$0.26	$0.87	$0.75

(4) Refer to footnote on page 9

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan Management Services Limited’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations Inquiries:

Mr. Sai W. Chu
Chief Financial Officer
Seaspan Corporation
Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman
The IBG Group
Tel. 212-477-8438

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